VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

07026825

SUPPL

7 September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

2007 SEP 18 A 10: 2

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

9/20

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

10 August 2007

EXECUTIVE DIRECTORS' REMUNERATION

Village Roadshow Limited ("VRL") announced today that its independent Non-Executive Directors had completed a review of VRL's Executive Directors' remuneration packages.

Following this review, the independent non-executive Directors have resolved that the short term bonus element of the Executive Directors' remuneration package be increased from the current maximum rate of 50% of salary to a maximum of 75% for the financial year ended 30 June, 2007 and to a maximum of 100% for the financial year ending 30 June, 2008. This bonus programme is based on pre-determined performance benchmarks relating to profitability, cash flow and share price growth.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 August 2007

VILLAGE ROADSHOW BUYS AMALGAMATED'S 50% STAKE IN ROADSHOW FILM DISTRIBUTORS

Immediately earnings per share positive

Village Roadshow Limited (ASX: VRL) today announced that it has concluded an agreement with Amalgamated Holdings Limited (ASX: AHD) to acquire AHD's 50 percent shareholding in the Roadshow Distributors Group ("Roadshow"). Consideration for the purchase is A$95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price will be funded out of VRL's existing cash reserves and undrawn credit facilities.

Upon completion of the acquisition, Roadshow will be a wholly-owned subsidiary of VRL, which will have an immediate positive impact on VRL's cash flows and earnings per share.

VRL Chairman, Mr John Kirby said: “VRL was one of the founders of Roadshow which is part of the group's heritage. We are delighted to move to full ownership of this business which we know well and have great confidence in its future.”

VRL CEO, Mr Graham Burke said: "This is an excellent opportunity to consolidate our interest in a very successful business which has achieved strong and consistent growth over the past few years, generating annual EBITDA levels in excess of A$40 million on total sales of almost $400 million. In the 2007 financial year, Roadshow achieved a 21 per cent share of the Theatrical market and a 15% share of the DVD retail market. “Happy Feet” was the all time highest selling Australian film on DVD with sales of over 437,000 units to date.

“Following on from the Australian Theme Parks move to 100% ownership by VRL and its positive impact on earnings last year, the consolidation of Roadshow into the group is also expected to be a major milestone in improving the transparency and earnings of VRL's operations.”

“Amalgamated Holdings have been wonderful partners over the last 20 years. Under our joint ownership, Roadshow grew into the powerhouse it is today becoming Australia's largest independent film distributor for cinema, DVD and television. Amalgamated have been outstanding contributors to this business,” Mr Burke said.

In a separate statement, AHD said that it was selling its interest in Roadshow in order to more fully focus its investment strategy on its core businesses.

The long term distribution agreements with Warner Bros and New Line which have been the cornerstones underpinning the profitability of Roadshow will continue. These relationships, together with the ABC and BBC DVD distribution, have contributed significantly to Roadshow's performance over many years.

Mr Burke said that Roadshow has continually grown through the past four decades by embracing new technology and by exploiting new media platforms, and under our 100 percent ownership the business will continue to be an integral part of the VRL group, complementing VRL's interests in cinema and film production.

"VRL will continue to diversify Roadshow's activities to pave the way for new growth opportunities. These opportunities will include Australian Film Production, internet, pay per view and video on demand," Mr Burke said.

Upcoming films to be distributed by Roadshow in the current year include the September releases of "The Brave One" starring Jodie Foster and "Hairspray", "I am Legend" starring Will Smith in November and "The Golden Compass" in December. "Speed Racer" directed by the Wachowski's (The Matrix trilogy) will be distributed in mid 2008. High performing DVD titles include "The Wiggles", "Little Britain", "Kath and Kim" and "Thank God You're Here".

Media contact:

Cosway Australia

- Mark Rudder
0411 362 362

- Tony Boyd
0408 723 763

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

16 August 2007

UPDATE ON 2007 FINANCIAL YEAR RESULT

Village Roadshow Limited ("VRL") today announced an update to its expected group profit after tax for the 2007 financial year. Previous profit guidance was approximately $41 million however final quarter trading in most Divisions was stronger than anticipated resulting in a revised Net Profit after Tax forecast of $52 million prior to the following particular items.

In the 2007 financial year, VRL moved to a 100% equity holding of its Theme Parks and the Sea World Resort. Due to very profitable trading from this, and other divisions, the VRL Group's consolidated taxable income has increased. As a result, available group tax losses are now likely to be utilised in the short to medium term. Management has completed an internal review on the availability of group tax losses against expected future group profits. This review has led to the recognition of tax losses not previously booked and other tax adjustments, totalling $37.7 million, which will be credited to the Income Statement in the 2007 financial year.

VRL further advises that its Film Production Division (VRPG) has reached agreement with its studio partner, Warner Bros, to close off the second portfolio of films at the end of August, 2007. The impact of this agreement will include closing off Portfolio 2, and will lead to the booking of an overall film exploitation loss of approximately $45 million. This loss is required to be recognised in the 2007 financial year.

The strategic decision to close Portfolio 2 will help facilitate VRPG's pursuit of growth opportunities, including the potential diversification or merger into the music industry as previously disclosed to the market on 3 April, 2007. VRPG is currently in negotiations relating to a transaction in this regard.

VRPG's Portfolio 1, which includes *The Matrix Trilogy*, will continue to recognise profits over its expected life. In accordance with the VRL portfolio accounting policy which follows Australian accounting standards, these remaining unbooked exploitation profits are estimated at $25 million on a discounted cash flow basis.

The new portfolio (Portfolio 3) will commence with the September 2007 release of *The Brave One* starring Jodie Foster and is expected to contain 20 plus films. Future films will include *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers (of *The Matrix* fame).

VRL Chairman John Kirby stated he is looking forward to continuing the successful film production partnership with Warner Bros with a new slate of films.

After taking into account the overall impact of the above items, VRL's Net Profit after Tax for the Year ended 30 June, 2007 is now expected to be approximately $45 million.

Media contact:
Cosway Australia
- Mark Rudder
0411 362 362
- Tony Boyd
0408 723 763

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 August 2007

RULE 4.3A

APPENDIX 4E - Preliminary Final Report

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

VILLAGE ROADSHOW LIMITED

ABN of entity

43 010 672 054

Financial year ended ('reporting period'):	Previous financial year ended ('previous corresponding period')
30 June 2007	**30 June 2006**

Results for announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Income from continuing operations *(item 1.1)*	Down	--%	to	1,538,212
Profit after tax from continuing operations *(item 1.7)*	Up	n/a	to	50,593
Profit after tax from discontinued operations *(item 1.8)*	Up	n/a	to	15,622
Profit attributable to members of Village Roadshow Limited *(item 1.11)*	Up	n/a	to	45,079

Dividends (distributions)		Amount per security	Franked amount per security
Reporting Period:			
- Final dividend *(item 15.4)*		–	--
- Interim dividend *(item 15.6) (for FY2008)*	*- Ords*	9.0c	9.0c
	- Prefs	12.0c	12.0c
- Special dividend (*item 15.8)*	*- Ords*	34.0c	34.0c
	- Prefs	37.0c	37.0c
Previous Corresponding Period:			
- Final dividend (*item 15.5)*		--	--
- Interim dividend *(item 15.7)*		–	–
- Special dividend *(item 15.9)*	*- Ords*	7.175c	7.175c
	- Prefs	10.175c	10.175c

+Record date for determining entitlements to the dividend, *(see item 15.2)*: 21 November 2007

Brief explanation of any of the figures reported above:

Refer attached commentary.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 August 2007

PROFIT TURNAROUND FOR 2007

- **Theme Parks, Cinemas and Radio drive $45.1 million net profit after tax**
- **EBITDA growth of 35% to $224.8 million**
- **Strong underlying divisional trading results**

Village Roadshow Limited ("VRL") today announced a net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year.

VRL also reported a significant uplift in EBITDA, which increased to $224.8 million, 35% up on the prior year level of $165.9 million.

Announcing the result, VRL Group Chairman Mr John Kirby said: "The strong performance in Theme Parks, Cinemas and Radio have driven earnings and provided the Group with significant cash flows. These cashflows combined with the strength of the Group's balance sheet position us well to take advantage of expected opportunities to grow our core businesses in the future, delivering further benefits to shareholders."

"We are also well placed to increase our ownership positions in existing businesses where the business fundamentals suggest this course of action would create value for shareholders – as we have done with Theme Parks and Film Distribution."

Highlights

- Significant uplift in EBITDA from trading to $224.8 million.
- Net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year.
- Exceptional trading from Theme Parks, Cinema Exhibition and Radio. Most divisions trading above or in line with prior year results.
- Operating profit after tax, excluding one-off material items and discontinued operations totalled $37.2 million, compared with an after tax profit of $17.6 million for the prior year.
- Special dividends and capital returns to shareholders and share buy backs during the year totalled $191.0 million.
- A fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share to be paid on 6 December 2007
- Film production Portfolio 2 was closed to help facilitate the pursuit of growth and diversification opportunities for Village Roadshow Pictures Group (VPRG)
- A new strong slate of films in Portfolio 3 commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers (of *Matrix* fame).
- Advanced negotiations proceeding favourably for a merger of the Film Production division with a leading company in the music sector.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VRL Group CEO Mr Graham Burke said: "The current year's result reflects an outstanding result for Theme Parks and Radio, a significant upturn in our Cinema Exhibition results, on track profitability in Film Distribution but a disappointing performance in Film Production which we expect to pick up in 2008."

"Theme Parks performed strongly, achieving a $40 million operating profit under 100 percent ownership versus the comparative prior year result of $29.6 million after allowing for ownership changes."

"This validates our decision to purchase the balance of the Theme Parks and Resorts operations early in the financial year."

"Cinema Exhibition has benefited from the international rationalisation, as well as several highly successful film releases during the second half, tripling operating profit to $13.6 million. Our investment in Austereo also continues to reap rewards for us through its ongoing strong ratings and market share performance delivering VRL $15.7 million in dividends during the year."

"The Film Distribution division continued to lead the market, delivering operating profits of $15.3 million, in-line with expectations, reflecting a successful stable business. The move to 100% ownership of this business by VRL, announced on 15 August 2007, means the VRL group will further benefit from this division's strong profit and cash generating abilities in future years."

"Our core businesses continue to benefit from a strong focus on improving sales margins, exercising cost restraint and managing operational cash flows. This enables us to also turn our consideration to new opportunities, such as Gold Class USA and potential Theme Park opportunities, both here and overseas," Mr Burke said.

Outlook
The first two months of the new financial year point toward continuing strength in our core businesses.

"Underpinned by a strong balance sheet, we are well placed to pursue opportunities to add value for shareholders," Mr Burke said.

A copy of this release can also be found at www.villageroadshow.com.au

OPERATIONAL OVERVIEW

Theme Parks

During the first half VRL completed its acquisition of the remaining 50% of the Theme Parks assets from Warner Bros. and the remaining share of Sea World Resort (formerly Sea World Nara Resort).

Operating profit before tax for the Theme Parks division was $40.0 million (100% owned), compared to $7.8 million (mainly 50% owned) for the prior year. Allowing for the change in ownership the comparative prior year result was $29.6 million.

The improvement in the underlying business can be attributed to increased attendances at all Parks following the implementation of several innovative marketing campaigns and better margins through micro-management of cost controls. Also contributing to the result was the successful trading of the Australian Outback Spectacular attraction in its first full year of operations.

Warner Bros. Movie World's attendances increased by 5.8% compared to the corresponding prior period following the introduction of new attractions such as *Superman – The Ride* and *Batwing*.

Sea World's attendances increased by 6.9% compared to the corresponding prior period. New attractions at this park included the new dolphin show *Imagine*.

Wet 'N' Wild Water World generated outstanding growth in attendances, being 18.8% up on the prior corresponding period. New attractions during the year included the opening of the new *H2O Zone* including the amazing *Tornado*. This Wet 'N' Wild increase was particularly pleasing as a new competitive water park opened in mid December last year. Wet 'N' Wild achieved a major milestone in its history this year with its attendances passing the one million mark for the first time.

Sea World Resort improved significantly with average room rates up 10.6% and occupancy rates also up 2.8% on the corresponding prior period. The Resort has benefited from increased synergies with the Theme Parks and improved joint marketing campaigns with VRL's other attractions such as Australian Outback Spectacular.

The new Australian Outback Spectacular attraction continued to trade above expectations since opening in April 2006 with occupancy running at over 95% of capacity. In the June 2007 quarter, attendances were up 9% against the June 2006 quarter.

Film Production

Operating loss before tax and one-off material items for the year ended 30 June 2007 was $55.8 million compared with a profit of $1.1 million in the prior year.

As announced on 16 August 2007, our Film Production Division (VRPG) closed off its second portfolio of films at the end of August, 2007. This decision, taken in agreement with our studio partner, Warner Bros, led to the booking of film exploitation losses of approximately $45.0 million which are included in the above result.

This strategic decision allows VRPG to pursue growth opportunities with a new slate of films (Portfolio 3), commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers of *Matrix* fame.

Portfolio 1, which includes the *Matrix* trilogy, will continue to recognise profits over its expected life. In accordance with the VRL portfolio accounting policy which follows Australian accounting standards, these remaining unbooked film exploitation profits are estimated at $25 million on a discounted cash flow basis.

Also included in these results were unrealised interest rate hedging results, (a loss of $9.4m in the current year and a gain of $8.0m in the prior year).

The company has co-financed an Australian feature film, *Rogue* (late August 2007 release). Any profits or losses relating to this film will be brought to account separately as it is not part of the film portfolios.

Film Distribution

The Film Distribution division performed in line with expectations. VRL's 50% share of the division's net profit after tax totalled $15.3 million compared to $16.7 million in the prior year.

Roadshow Films has continued to enjoy a leading market position, achieving a theatrical market share of 21% and remains the largest independent film distributor in the marketplace, with strong partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. It is also well placed to exploit opportunities in both existing mediums and emerging technologies, such as Video On Demand and Electronic Sell Through.

Films to be distributed by Roadshow in the coming year include the September releases of *The Brave One* starring Jodie Foster and *Hairspray, I Am Legend* starring Will Smith in November and *The Golden Compass* in December. *Speed Racer* directed by the Wachowskis (The *Matrix* trilogy) will be distributed in mid 2008.

Roadshow Entertainment is the DVD market's leading distributor and has performed exceptionally well principally due to a continuing focus on cost reduction and improved margins. The results also reflect strong sales from titles such as *Happy Feet, Memoirs of a Geisha, Brokeback Mountain, Music and Lyrics, She's the Man, March of the Penguins, The Lake House* and *Hoodwinked. Happy Feet* in fact achieved a key milestone, being the biggest selling Australian DVD ever at 437,000 units in under 9 weeks of release. TV programming on DVD has continued to increase in popularity with *Thank God You're Here,* the BBC's *Little Britain* and *Planet Earth* and the award winning *Love My Way* all exceeding expectations.

Roadshow Television was similarly impressive, with full year sales results well above expectations predominantly achieved through increased licence fees from our successful investment in The Movie Network and strong gains in Pay-Per-View revenues from Foxtel's Box Office. Revenue from our NZ licensing arrangements with both TVNZ and SkyNZ also exceeded expectations.

On 15 August, 2007, VRL announced its acquisition of Amalgamated Holdings Limited (AHD's) equity ownership in the Roadshow Group. This acquisition took VRL's ownership of Roadshow from 50% to 100%, taking the business from an associated entity to a wholly owned subsidiary. Consideration for this acquisition was $95 million, net of shareholder loans owed by AHD of $34.4 million.

Cinema Exhibition

VRL's share of operating profit before tax for the year to 30 June 2007 was $13.6 million, excluding discontinued items, compared to a profit of $4.3 million in the previous year.

Cinema Exhibition's second half results were a marked contrast to the first half, with second half operating profit before tax of $14.5 million, compared to a first half loss of $0.9 million. This turnaround was due primarily to product offerings in the two halves. Second half releases included a significant number of big titles, including *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean – At World's End* and *Fantastic 4 – The Rise of the Silver Surfer.*

Thanks to this suite of blockbusters, all territories improved their profitability from the prior year. In Greece, the territory has transitioned from its original old style cinemas to the new "Village World" concept including **Vmax**™, Gold Class and other complementary revenue streams such as cafes and bowling.

Post 30 June 2007, further strong results have been generated through *Transformers, Harry Potter and the Order of the Phoenix, The Bourne Ultimatum* and *The Simpson's Movie.*

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2006		Net Opened/ (Closed/Sold) During 2006/07		As at June 2007		To be Developed During 2007/08	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	72	596	(19)	(63)	53	533	–	7
Czech Republic	2	22	–	–	2	22	–	–
Greece	6	63	1	9	7	72	–	–
Singapore	8	58	1	15	9	73	–	–
Total	**88**	**739**	**(17)**	**(39)**	**71**	**700**	**–**	**7**

1. Includes all screens in which Village Roadshow has an economic interest; taking no account of ownership structure.

During the year, VRL completed the sale of its New Zealand, Fiji and Italian cinema circuits and exited from its two Austrian cinemas. VRL also disposed of all its interest in the Australian Palace cinema joint venture, except for Carlton Nova.

Radio

Austereo ended the 2007 financial year with net profit before tax totalling $66.9 million, up 13.5% on the prior year result of $59.0 million.

This increased profitability, combined with a 10% share buy-back, resulted in a 17.2% increase in Austereo's earnings per share to 12.75 cents. The Group declared a fully franked final dividend of 5.2 cents per share bringing the total dividends for the year to 9.0 cents per share.

Austereo maintained its total audience leadership, including every under 54 radio audience demographic*. The group completed a strong year with number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide. Major new programmes were launched which, together with the consistent ratings, provide the foundation for continued growth.

Austereo boasts a line up of outstanding talent including *Hamish & Andy, Kyle and Jackie O, Marty Sheargold and Fifi Box, Tony Martin* and *Wil Anderson.*

In addition to its solid FM brands, Austereo continues to invest in online developments broadening its reach to online streaming, online sites and iPod downloads. It releases over 650,000 podcast programme downloads on average each month.

Austereo remains well advanced in planning for the launch of Digital Radio in January 2009.

VRL sold down its ownership in Austereo to its current position of 51.65% during the year. The profit arising from this transaction has not been recognised in the Income Statement as Austereo remains a subsidiary of VRL. The gain has been taken to other reserves on the balance sheet.

* Nielsen Radio Research, Capital Cities, Survey 4, 19 June 2007.

CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE

The Board of Directors completed a number of important capital management initiatives during the year:

- A fully-franked special dividend of 34 cents per ordinary share and 37 cents per A Class preference share, totalling $92.4 million.
- A capital return of 15 cents per ordinary share and 15 cents per A Class preference share, totalling $39.3 million.
- On-market buy-backs of ordinary shares and A Class preference shares totalling $59.3 million.

The total cash payments as a result of these capital management initiatives were $191 million in the year ended 30 June 2007.

VRL has announced it will pay a fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share on 6 December 2007.

In line with the Directors' policy of bonus rates relating to future incentives and not retrospective rewards, the Executive Directors have decided not to accept the offer of an increase in short term bonuses for the June 2007 financial year which was announced to the market on 10 August 2007.

During the year VRL appointed David Evans and Robert Le Tet as non-executive board members. These appointments achieved the high priority goal of having a majority of independent directors. David Evans comes to VRL with considerable business and media experience, while Robert Le Tet brings VRL significant experience in broadcasting, films and entertainment.

A copy of this release can also be found at www.villageroadshow.com.au

Table of Contents

	Page No.
Consolidated Income Statement	9
Notes to the Consolidated Income Statement	9
Reconciliation of Operating Profit (Loss)	11
Material Items of Income and Expense	11
Calculation of Income Tax on Continuing and Discontinued Operations	11
Consolidated Retained Earnings (Accumulated Losses)	12
Intangible Items	12
Comparison of Half Year Profits/Losses	12
Consolidated Balance Sheet	13
Consolidated Statement of Cash Flows	15
Reconciliation of Operating Profit after Tax to Net Operating Cash Flows	16
Reconciliation of Cash and Cash Equivalents	16
Ratios	18
Earnings per Security	18
Net Tangible Asset Backing	18
Discontinued Operations – Current Period	19
Discontinued Operations – Previous Corresponding Period	20
Dividends	21
Details of Aggregate Share of Profits/Losses of Associates and Joint Venture Entities	22
Material Interests in Entities which are not Controlled Entities	23
Issued and Quoted Securities at end of Current Period	24
Reporting by Business Segments	25
Reconciliation of Segment Results and Reported EBITDA Analysis – Continuing Operations	26
Underlying EBITDA Analysis – Cinema Exhibition	26
Extract of Results: Film Production Exploitation	27
Subsequent Events	28
Voluntary Changes in Accounting Policies	28
Material Changes in Contingent Liabilities and Contingent Assets	31
Application of Australian equivalents to International Financial Reporting Standards	31
Annual Meeting details	32

Consolidated Income Statement

		2007 $A'000	2006 $A'000
	Continuing operations		
1.1	Income *(see item 1.14)*	1,538,212	1,539,432
1.2	Expenses excluding finance costs *(see item 1.15)*	(1,385,905)	(1,477,219)
1.3	Finance costs *(see item 1.16)*	(132,922)	(84,351)
1.4	Share of net profits (losses) of associates and jointly controlled entities accounted for using the equity method *(see item 16.5)*	21,257	26,093
1.5	Profit from continuing operations before income tax expense	40,642	3,955
1.6	Income tax revenue (expense)	9,951	(9,640)
1.7	Profit (loss) after tax from continuing operations	50,593	(5,685)
	Discontinued operations		
1.8	Profit (loss) after tax from discontinued operations	15,622	(20,844)
1.9	**Net Profit (loss) for the period**	**66,215**	**(26,529)**
1.10	Profit attributable to minority interest	21,136	14,163
1.11	**Profit (loss) attributable to members of Village Roadshow Limited**	**45,079**	**(40,692)**

Earnings per security (EPS)

		2007	2006
1.12	Basic EPS	30.12c	(25.45c)
1.13	Diluted EPS	30.12c	(25.45c)

Refer item 10.1 for additional EPS disclosures.

Notes to the Consolidated Income Statement:

	2007 $A'000	2006 $A'000
1.14 Income from continuing operations		
Revenues from continuing operations:		
Revenue from sale and exploitation of film productions	641,093	903,065
Revenue from sale of goods	155,633	63,411
Rendering of other services	695,737	528,940
Dividends from other entities	200	432
Finance revenue:		
Other entities	10,728	12,733
Associated entities	20	18
Other revenue	--	--
Total revenues from continuing operations	1,503,411	1,508,599
Other income from continuing operations:		
Commission income from:		
Other entities	456	--
Associated entities	17	11
Management fee income from:		
Other entities	5,341	4,718
Associated entities	8,949	6,377
Rental income	1,768	2,300
Net gains on disposal of investments in associates and other entities	--	647
Other income	18,270	16,780
Total other income from continuing operations	34,801	30,833
Total income from continuing operations	**1,538,212**	**1,539,432**

Notes to the Consolidated Income Statement (Cont'd):

		2007 $A'000	2006 $A'000
1.15	**Expenses excluding finance costs, from continuing operations**		
	Employee expenses:		
	Employee benefits	20,779	15,222
	Remuneration and other employee expenses	250,382	173,220
	Total employee expenses	271,161	188,442
	Cost of Goods Sold	52,305	18,696
	Occupancy expenses:		
	Operating lease rental – minimum lease payments	55,887	58,896
	Operating lease rental – contingent rental payments	2,652	2,866
	Other occupancy expenses	39,208	33,194
	Total occupancy expenses	97,747	94,956
	Film hire and other film expenses	553,464	669,393
	Depreciation of:		
	Buildings & improvements	2,790	1,183
	Plant, equipment & vehicles	36,305	21,796
	Amortisation of:		
	Leasehold improvements	12,585	7,591
	Finance lease assets	969	2,176
	Deferred expenditure	311	1,446
	Film Library	168,508	277,521
	Other intangibles	870	1,079
	Total depreciation and amortisation	222,338	312,792
	Impairment of assets	196	2,612
	Net loss on disposal of assets	1,520	321
	Net foreign currency (gains) and losses	2,527	6,796
	Provision for diminution – investments (refer item 1.19)	–	4,912
	Restructuring costs – Film Production division (included in item 1.19)	–	15,303
	Legal settlement and legal expenses – Film Production division (refer item 1.19)	(3,600)	23,722
	Theme Park restructuring costs written-off (refer item 1.19)	4,899	–
	Loss on repurchase of Convertible Notes (refer item 1.19)	6,781	–
	Management & service fees paid	3,010	2,467
	Guarantee fees paid	2,693	2,704
	Advertising and promotions	43,526	31,208
	Regulatory and licence fees	20,479	15,283
	Settlement and other discounts	18,174	16,890
	Telecommunications	6,503	6,056
	General and administration expenses:		
	Provision for doubtful debts	(1,475)	315
	Bad debts written off – other	373	319
	Other general and administration expenses	83,284	64,032
	Total general and administration expenses	82,182	64,666
	Total expenses from continuing operations excluding finance costs	**1,385,905**	**1,477,219**

Finance Costs – Continuing Operations

		2007 $A'000	2006 $A'000
1.16	Total finance costs (on a historical cost basis)	126,002	92,241
	Fair value change on derivatives	6,920	(7,890)
	Total finance costs	132,922	84,351

Net Gain/(Loss) on Sale - Continuing Operations	2007 $A'000	2006 $A'000
1.17 Net Gain/(Loss) on sale of:		
Property, plant & equipment	(462)	(321)
Investments	(884)	647
Receivables	(174)	–

1.18 Reconciliation of operating profit (loss)	2007 $A'000	2006 $A'000
Profit (loss) from continuing operations before income tax expense (item 1.5)	40,642	3,955
Less: material Items profit (loss) before tax (see below)	(8,080)	(49,717)
Profit (loss) before tax excluding discontinued operations & material items	**48,722**	**53,672**
Income tax revenue (expense) excluding discontinued operations & material items	9,604	(21,947)
Profit attributable to Minority Interests excluding discontinued operations & material items	(21,136)	(14,163)
Net profit attributable to members excluding discontinued operations & material items	**37,190**	**17,562**

1.19 Material items of income and expense Profit (loss) from continuing operations after tax (item 1.7) contains the following material items which are relevant in explaining the financial performance of the group	2007 $A'000	2006 $A'000
Loss on repurchase of Convertible Notes	(6,781)	–
Theme Park restructuring costs written-off	(4,899)	–
Restructuring costs – Film Production division	–	(21,083)
Write-off of investment premium	–	(4,912)
Legal settlement and legal expenses – Film Production division (refer item 19.6 – material changes in contingent liabilities)	3,600	(23,722)
Total profit (loss) from material items before tax	**(8,080)**	**(49,717)**
Income Tax (expense)/credit	347	12,307
Total profit (loss) from material items after tax	**(7,733)**	**(37,410)**
Minority Interest	–	–
Total attributable profit (loss) from material items after tax	**(7,733)**	**(37,410)**

1.20 Calculation of Income tax on continuing and discontinued operations	2007 $A'000	2006 $A'000
Income tax attributable to reported profit from ordinary activities	12,193	1,187
Prior year adjustments	195	(6,431)
Non tax-deductible expenses	2,526	714
Other assessable income	747	–
Adjustments to deferred tax assets and non-current tax liabilities	(37,656)	–
Adjustments relating to results of overseas subsidiaries	15,531	8,505
Current losses not booked/(prior year losses not previously brought to account now utilised)	–	8,906
After-tax equity profits/losses included in pre-tax profit	(4,262)	(4,151)
After-tax partnership profits/losses included in pre-tax profit	(425)	(884)
Other	1,200	1,794
Total Income tax expense/(credit) – continuing operations (item 1.6)	(9,951)	9,640
Income tax expense (credit) attributable to discontinued operations	1,292	(13,197)
Total income tax expense (credit)	(8,659)	(3,557)

1.21 Consolidated retained earnings/ (accumulated losses)	2007 $A'000	2006 $A'000
Accumulated losses at the beginning of the period	(252,036)	(191,136)
Transitional adjustments resulting from initial adoption of AASB 132 & 139	--	8,435
Adjustment to accumulated losses from change of accounting policy	--	(4,221)
Net profit (loss) attributable to members *(item 1.11)*	45,079	(40,692)
Net transfers from (to) reserves	(5,758)	(1,308)
Dividends and other equity distributions paid or payable	(92,406)	(23,114)
Accumulated losses at end of financial period	**(305,121)**	**(252,036)**

Intangible items

	Consolidated – Current period – A$'000			
	Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1 Amortisation of other intangibles	870	--	--	870

Comparison of half year profits/(losses)	2007 $A'000	2006 $A'000
3.1 Consolidated profit (loss) from continuing and discontinued operations after tax attributable to members reported for the *1st* half year (item 2.3 in the half yearly report)	35,647	(4,001)
3.2 Consolidated profit (loss) from continuing and discontinued operations after tax attributable to members for the *2nd* half year	9,432	(36,691)

Consolidated Balance Sheet

		2007 $A'000	2006 $A'000
	Current assets		
4.1	Cash and cash equivalents	169,680	176,205
4.2	Trade and other receivables	262,678	231,720
4.3	Intangibles - film library (net)	418,266	235,314
4.4	Inventories	9,509	3,236
4.5	Current tax assets	63	5,239
4.6	Derivatives	–	221
4.7	Other	45,594	37,018
4.8	Assets classified as held for sale	33,285	42,556
4.9	**Total current assets**	**939,075**	**731,509**
	Non-current assets		
4.10	Receivables	32,866	30,448
4.11	Investments (equity accounted)	83,244	92,825
4.12	Available-for-sale investments	24,040	24,821
4.13	Property, plant and equipment	577,370	265,573
4.14	Intangibles - film library (net)	357,539	473,025
4.15	Intangibles - radio licences (refer note 1 below)	458,877	459,403
4.16	Intangibles – goodwill	175,902	47,493
4.17	Other Intangibles (net)	36,443	1,386
4.18	Deferred tax assets	59,063	30,950
4.19	Derivatives	30,564	44,939
4.20	Other	17,194	24,065
4.21	**Total non-current assets**	**1,853,102**	**1,494,928**
4.22	**Total assets**	**2,792,177**	**2,226,437**
	Current liabilities		
4.23	Trade and other payables	256,241	170,019
4.24	Interest bearing loans and borrowings – excl. convertible notes	557,363	296,811
	- convertible notes	3,126	–
4.25	Income tax payable	10,107	5,378
4.26	Provisions (excluding tax liabilities)	29,688	28,549
4.27	Other	8,656	1,698
4.28	Liabilities directly associated with assets classified as held for sale	7,430	19,543
4.29	**Total current liabilities**	**872,611**	**521,998**
	Non-current liabilities		
4.30	Trade and other payables	48,901	54,305
4.31	Interest bearing loans and borrowings - excl. convertible notes	1,141,366	922,027
	- convertible notes	–	26,430
4.32	Deferred and other income tax liabilities	127,800	109,127
4.33	Derivatives	1,748	39
4.34	Provisions (excluding tax liabilities)	10,019	5,915
4.35	Other	3,981	6,213
4.36	**Total non-current liabilities**	**1,333,815**	**1,124,056**
4.37	**Total liabilities**	**2,206,426**	**1,646,054**
4.38	**Net assets**	**585,751**	**580,383**
	Equity		
	Parent entity interest:		
4.39	Contributed equity	456,796	552,802
4.40	Reserves	318,253	187,432
4.41	Accumulated (losses)	(305,121)	(252,036)
4.42	Parent interests	469,928	488,198
4.43	Minority interests	115,823	92,185
4.44	**Total equity**	**585,751**	**580,383**
4.45	Preference capital included as part of 4.39	434,528	453,606

Notes to the Consolidated Balance Sheet

Note 1. As at 30 June 2007, Austereo Group Limited reflect the carrying value of Radio Licences at cost of $870.9 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost of $458.9 million. Both the $870.9 million and $458.9 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Consolidated Statement of Cash Flows

		2007 $A'000	2006 $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,522,245	1,693,532
7.2	Payments to suppliers and employees (refer note 2)	(1,480,627)	(1,509,006)
7.3	Dividends and distributions received from associates	7,851	25,076
7.4	Other dividends received	199	432
7.5	Interest and other items of similar nature received	11,512	14,718
7.6	Interest and other costs of finance paid	(122,850)	(81,647)
7.7	Income taxes paid	(12,110)	(11,787)
7.8	Other (partnership profits, exchange profits)	1,735	425
7.9	**Net operating cash flows (refer notes 1 & 2 below)**	**(72,045)**	**131,743**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(51,955)	(92,560)
7.11	Proceeds from (payment for) sale of property, plant and equipment (refer Note 3)	464	(32,108)
7.12	Payment for purchases of equity investments (refer note 4)	(279,641)	(24,412)
7.13	Proceeds from sale of equity investments (refer note 5)	230,617	8,463
7.14	Loans to other entities	(20,782)	(54,996)
7.15	Loans from or repaid by other entities	16,472	81,209
7.16	Security deposits	–	92,740
7.17	Other	(5,850)	(2,633)
7.18	**Net investing cash flows**	**(110,675)**	**(24,297)**
	Cash flows related to financing activities		
7.19	Proceeds from issues of +securities (shares, options, etc.)	–	–
7.20	Proceeds from borrowings	1,364,288	836,399
7.21	Repayment of borrowings (incl. $30,870k in 2007 for convertible debt)	(918,985)	(769,731)
7.22	Dividends paid	(105,154)	(32,598)
7.23	Other (incl. payments for buyback of shares and capital return)	(154,958)	(64,088)
7.24	**Net financing cash flows**	**185,191**	**(30,018)**
7.25	**Net increase (decrease) in cash held**	**2,471**	**77,428**
7.26	Cash at beginning of period *(see Reconciliation of cash)*	178,160	99,654
7.27	Exchange rate adjustments to item 7.26	(10,079)	1,078
7.28	**Cash at end of period** *(see Reconciliation of cash)* (refer note 6)	**170,552**	**178,160**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. In the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million). Refer additional disclosure on Film Production Exploitation on page 27 of this Preliminary Final Report.

Note 3: In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.

Note 4: Payment for purchases of equity investments in 2007 of $279.6 million includes $277.5 million for the acquisition of Theme Park interests – refer "Acquisition of Controlled Entities".

Note 5: Proceeds from sale of equity investments in 2007 of $230.6 million includes $92.8 million relating to Discontinued Operations – refer Item 12.1.

Note 6: The cash flows relating to discontinued operations are included in the consolidated statement of cash flows above, however cash balances for these discontinued operations are not shown as cash in the consolidated balance sheet (item 4.1), they are included in the total assets relating to discontinued operations (item 4.8). Refer also to the reconciliation of cash (items 8.1 to 8.7).

Notes to the Consolidated Statement of Cash Flows (continued):

Reconciliation of operating profit after tax to net operating cash flows

	2007 $A'000	2006 $A'000
Net profit/(loss)	**66,215**	**(26,529)**
Adjust for:		
Depreciation	39,095	25,790
Amortisation	183,243	291,078
Impairment of non-current assets and held-for-sale assets (net)	196	2,590
Provisions	5,288	8,572
Net gains on disposal of assets	(12,285)	(15,746)
Unrealised foreign currency (profit)/loss	(598)	512
Unrealised derivative (gain) loss	6,920	(7,890)
Net equity accounted profits	(19,878)	1,071
Loss on repurchase of convertible notes	5,924	--
Changes in assets & liabilities:		
Trade and other receivables	(7,639)	100,299
Trade and other payables	67,685	12,750
Income tax payable	8,813	2,719
Unearned income	4,595	(1,295)
Other payables and provisions	(62,223)	48,697
Intangibles – film library	(320,584)	(260,323)
Inventories	(447)	(16,606)
Capitalised borrowing costs	(750)	(300)
Deferred and other income tax liabilities	(29,582)	(18,063)
Prepayments and other assets	(6,033)	(15,583)
Net operating cash flows	**(72,045)**	**131,743**

Reconciliation of cash and cash equivalents

	Reconciliation of cash and cash equivalents at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period $A'000
8.1	Cash on hand and at bank	46,930	28,516
8.2	Deposits at call	122,750	147,689
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	Total cash at end of period – continuing operations	169,680	176,205
8.6	Cash on hand & at bank attributable to discontinued operations	872	1,955
8.7	Total cash and cash equivalents at end of period	170,552	178,160

Disposal of controlled entities

The economic entity did not dispose of any material controlled entities in either the current or previous corresponding reporting periods.

Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $1,021.3 million (2006: $1,455.4 million), which includes $786.6 million (2006: $1,140.8 million) relating to Village Roadshow Films (BVI) Limited.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A (except as detailed below under "Acquisition of Controlled Entities")

Notes to the Consolidated Statement of Cash Flows (continued):

Acquisition of controlled entities

Acquisition of Australian Theme Parks interests

As detailed in the Company's 30 June 2006 financial report, on 29 May 2006 the Village Roadshow Limited group ("VRL group") acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254.6 million. The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition was funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

* Warner Bros. Movie World
* Sea World
* Wet 'n' Wild Water World
* Australian Outback Spectacular
* Paradise Country
* Warner Roadshow Studios

As part of the above transaction, the VRL group also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel, and subsequently, effective 30 September 2006, the VRL group also purchased the remaining 50% of shares in Sea World Nara for $20.2 million plus the assumption of debt of approximately $5.5 million.

As part of the initial acquisition, the Company has indirectly acquired the remaining 50% interests in Warner Village Theme Parks Partnership and W.V. Entertainment Pty Ltd by way of its acquisitions of the 100% shareholdings in WW Australia Pty Ltd. and WSW Operations Pty Ltd.

	2007 A$'000 Recognised on acquisition
Cash and cash equivalents	5,721
Receivables	15,557
Property, plant and equipment	199,233
Intangible assets	16,675
Other assets	6,929
Total Assets	244,115
Payables	(22,042)
Borrowings	(68,585)
Other liabilities	(7,639)
Net deferred tax liabilities	(5,211)
Total Liabilities	(103,477)
Fair value of identifiable net assets	140,638
Goodwill arising on acquisition	136,813
	277,451
Cost of combination	
Cash paid	274,778
Costs associated with the acquisition	2,673
	277,451
The net outflow on acquisition is as follows:	
Net cash acquired with the subsidiary	5,721
Cash Paid	277,451
Net Cash outflow	271,730

From the date of acquisition, the Australian Theme parks have contributed $32.8 million to the net profit of the Group.

Other notes to the financial statements

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from continuing operations before income tax expense *(item 1.5)* as a percentage of income *(item 1.1)*	2.6%	0.3%
9.2	**Profit after tax / +equity interests** Consolidated profit (loss) attributable to members of Village Roadshow Limited *(item 1.11)* as a percentage of parent entity equity at the end of the period *(item 4.42)*	9.6%	(8.3%)

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 30 of AASB133 *Earnings Per Share* are as follows.		
	Basic EPS [1,3,4]	30.12c	(25.45c)
	Total EPS [2,4]	17.36c	(15.12c)
	Basic EPS (excluding material items & discontinued operations) [5]	24.85c	10.98c
	Total EPS (excluding material items & discontinued operations) [5]	14.32c	6.53c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	149,671,573	159,904,681
	Total Shares	259,741,831	269,143,549

Note 1: Basic EPS calculated in accordance with AASB 133 *Earnings Per Share.*
Note 2: Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
Note 3: There are no potential ordinary shares that are dilutive. The 6,000,000 issued options were reviewed and determined not to be potential ordinary shares as at 30 June 2007 or 30 June 2006.
Note 4: Under Accounting Standard AASB 2 *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in Ordinary Shares and Total Shares for the purposes of the EPS calculation.
Note 5: Alternative disclosure based on attributable net profit of $37.190 million (2006 $17.562 million).

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	($3.97)	($2.78)

Note: Net tangible asset backing shown at item 11.1 above excludes the carrying value of Radio Licences and Film Library assets. Including these assets, the NTA per ordinary security is $1.01 (2006 $1.68).

Discontinued Operations – Current Period

12.1 During the year ended 30 June 2007, the economic entity discontinued the cinema operations in Italy as a result of sale. In addition, the economic entity continued to wind down the cinema operations which were discontinued in prior periods, and it is noted that final residual matters in relation to Germany and Austria were completed during the year, and instalments of sale proceeds were received during the year relating to the sale of the New Zealand and Fiji cinema operations. The cinema operations of Germany, Austria and New Zealand/Fiji were classified as discontinued operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	NZ & Fiji 2007 $A'000	Germany 2007 $A'000	Austria 2007 $A'000	Italy 2007 $A'000	Total Cinema Exhibition 2007 $A'000	Total Group 2007 $A'000
Income Statement						
Revenues (including total Segment Revenues of $2.890 million)	1,815	--	2,890	--	4,705	4,705
Other income	1,948	762	336	6,937	9,983	9,983
Share of net profits (losses) of associates	--	--	--	8,207	8,207	8,207
Finance costs	--	--	--	--	--	--
Expenses excluding finance costs	--	(368)	(4,705)	(908)	(5,981)	(5,981)
Profit (loss) from discontinued operations before tax	3,763	394	(1,479)	14,236	16,914	16,914
Income tax revenue (expense)	--	--	2	(1,294)	(1,292)	(1,292)
Profit (loss) from discontinued operations after tax	3,763	394	(1,477)	12,942	15,622	15,622
Cashflow Information						
The consolidated net cashflows of the discontinued operations during the reporting period were as follows:						
Net operating cashflows	--	(481)	2,331	--	1,850	1,850
Net investing cashflows	28,789	--	--	63,963	92,752	92,752
Net financing cashflows	--	--	--	(19,539)	(19,539)	(19,539)
Total net cashflows	28,789	(481)	2,331	44,424	75,063	75,063
Balance Sheet						
Assets – carrying amount at balance date	--	222	232	--	454	454
Liabilities at balance date	--	(519)	(784)	--	(1,303)	(1,303)
Net Assets (Liabilities) at balance date	--	(297)	(552)	--	(849)	(849)
Selling price of net assets disposed	--	--	--	63,963	63,963	63,963
Net Assets disposed of	--	--	--	49,727	49,727	49,727
Gain/(Loss) on disposal of net assets	--	--	--	14,236	14,236	14,236
Income tax revenue (expense) relating to the disposal of net assets	--	--	--	(1,294)	(1,294)	(1,294)

In addition to total assets and liabilities for discontinued operations shown above, additional European Cinema Exhibition surplus assets of $32.831 million and associated liabilities of $6.127 million are included in the Consolidated Balance Sheet as "Held for Sale" (items 4.8 and 4.28 respectively).

Discontinued Operations – Previous Corresponding Period

	NZ & Fiji 2006 $A'000	UK 2006 $A'000	Argentina 2006 $A'000	Germany 2006 $A'000	Austria 2006 $A'000	Italy 2006 $A'000	Total Cinema Exhibition 2006 $A'000	Total Group 2006 $A'000
Income Statement								
Revenues (including total Segment Revenues of $66.885 million)	27,356	27,582	--	--	12,124	2,115	69,177	69,177
Other income	16,545	321	5,361	727	234	--	23,188	23,188
Share of net profits (losses) of associates	(1,075)	--	--	--	--	(588)	(1,663)	(1,663)
Finance costs	--	--	--	--	--	--	--	--
Expenses excluding finance costs	(25,474)	(75,159)	--	(2,594)	(16,945)	(4,571)	(124,743)	(124,743)
Profit (loss) from discontinued operations before tax	17,352	(47,256)	5,361	(1,867)	(4,587)	(3,044)	(34,041)	(34,041)
Income tax revenue (expense)	(100)	13,297	--	--	--	--	13,197	13,197
Profit (loss) from discontinued operations after tax	17,252	(33,959)	5,361	(1,867)	(4,587)	(3,044)	(20,844)	(20,844)
Cashflow Information								
The consolidated net cashflows of the discontinued operations during the reporting period were as follows:								
Net operating cashflows	2,752	(4,656)	--	(1,554)	(2,350)	2,115	(3,693)	(3,693)
Net investing cashflows	(4,771)	(32,108)	5,361	--	--	--	(31,518)	(31,518)
Net financing cashflows	--	(8,088)	--	--	--	4,193	(3,895)	(3,895)
Total net cashflows	(2,019)	(44,852)	5,361	(1,554)	(2,350)	6,308	(39,106)	(39,106)
Balance Sheet								
Assets – carrying amount at balance date	--	1,686	--	882	1,477	38,511	42,556	42,556
Liabilities at balance date	--	(9,023)	--	(9,301)	(1,219)	--	(19,543)	(19,543)
Net Assets (Liabilities) at balance date	--	(7,337)	--	(8,419)	258	38,511	23,013	23,013
Selling price of net assets disposed	41,827	(32,108)	5,361	--	--	--	15,080	15,080
Net Assets disposed of	28,040	11,133	--	--	--	--	39,173	39,173
Gain/(Loss) on disposal of net assets	13,787	(43,241)	5,361	--	--	--	(24,093)	(24,093)
Income tax revenue (expense) relating to the disposal of net assets	(100)	13,297	--	--	--	--	13,197	13,197

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Acquisition of remaining Australian Theme Park interests – refer page 17 for details.
13.2	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$32.8 million.
13.3	Date from which such profit has been calculated	For entities acquired from Warner Bros., effective date was 3 July 2006. For entities acquired from Nara group, effective date was 30 September 2006.
13.4	Profit (loss) from continuing operations after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from continuing operations after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from continuing operations from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable (Interim dividend for FY2008)	6 December 2007
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	21 November 2007
15.3	Has the dividend been declared?	Yes

Amount per Security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	**Final dividend:**	Current year - Ords	–	–	–
		Prefs	–	–	–
15.5		Previous year - Ords	–	–	–
		Prefs	–	–	–
15.6	**Interim dividend:**	Current year - Ords	9.0c	9.0c	–
	(for FY2008)	- Prefs	12.0c	12.0c	–
15.7		Previous year - Ords	–	–	–
		- Prefs	–	–	–
15.8	**Special dividend:**	Current year - Ords	34.0c	34.0c	–
		- Prefs	37.0c	37.0c	–
15.9	**Special dividend:**	Prior year - Ords	7.175c	7.175c	–
		- Prefs	10.175c	10.175c	–

Total dividend (distribution) per security (interim, final & special)

		Current year [1]	Previous year [2]
15.10	+Ordinary securities	34.0c	7.175c
15.11	Preference +securities	37.0c	10.175c

Note 1: Special dividend payment in December 2006, relating to the 2006 financial year.
Note 2: Special dividend payment in November 2005, relating to the 2005 financial year.

Special dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period $A'000
15.12	+Ordinary securities *(each class separately)*	51,871	12,062
15.13	Preference +securities *(each class separately)*	40,535	11,052
15.14	Other equity instruments *(each class separately)*	--	--
15.15	**Total**	**92,406**	**23,114**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions): N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from continuing operations before income tax	28,703	41,722
16.2	Income tax on continuing operations	(8,081)	(15,436)
16.3	Profit (loss)from continuing operations after income tax	20,622	26,286
16.4	Adjustments	635	(193)
16.5	**Share of net profit (loss) of associates and joint venture entities**	**21,257**	**26,093**

+ See chapter 19 of the ASX Listing Rules for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. .

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	7	(5)
Dartina Developments Ltd	50.00%	50.00%	3,399	4,008
Radio Newcastle Pty Ltd	50.00%	50.00%	1,582	2,100
Roadshow Distributors Pty Ltd	50.00%	50.00%	15,112	16,884
Sea World Property Trust [2]	–	50.00%	–	981
VRGCC Holdings LLC [3]	50.00%	--	(632)	--
Village Roadshow Entertainment Group (BVI) Ltd [3]	50.00%	–	--	--
Village Roadshow Entertainment Group USA Inc. [3]	50.00%	–	–	--
Village Roadshow Music Group USA LLC [3]	50.00%	--	(168)	–
Warner Village (Design & Build) Ltd [1]	--	50.00%	--	(513)
Other [4]	N/A	N/A	540	(308)
			19,840	**23,147**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	147	213
Warner Village Theme Parks Partnership [2]	–	50.00%	--	2,618
Sea World Aviation Partnership [2]	--	50.00%	--	(2)
Tasmanian Cinemas Partnership	50.00%	50.00%	(54)	117
Warner Village Exhibition Management P/ship.	50.00%	50.00%	1,324	–
			1,417	**2,946**
17.2 Total			**21,257**	**26,093**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Warner Village (Design & Build) Ltd was struck off in November 2005.
2. Ownership of Sea World Property Trust, Warner Village Theme Parks Partnership and Sea World Aviation Partnership increased to 100% effective 3 July 2006, as a result of the acquisition of the Theme Park interests from Warner Bros.
3. New Associates incorporated in the year ended 30 June 2007.
4. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the year.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares** [1]	109,025,451	109,025,451		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	3,890,000 (4,473,582)	3,890,000 (4,473,582)		
18.3	**+Ordinary securities** [1]	139,008,449	139,008,449		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	– (13,608,533)	– (13,608,533)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 25.628 and a maximum of 30.750 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	39,000	–	US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	– (347,300)			
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares** [1]			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	–	–		
18.9	Exercised during current period	–	–		
18.10	Expired during current period	–	–		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

Note 1: Accounting Standard AASB 2 *Share Based Payment* requires shares issued under the company's various share plans to be treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in the Ordinary and Preference securities disclosed in items 18.1 and 18.3, and excluded from the Options disclosed in item 18.7.

Reporting by Business Segments[1]

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
AMOUNTS INCLUDING MATERIAL ITEMS AND DISCONTINUED OPERATIONS														
Total segment revenue – continuing	285,158	282,954	254,811	14,081	250,539	235,022	668,986	928,930	–	–	43,917	47,612	1,503,411	1,508,599
Segment result – continuing	13,515	3,379	55,290	(458)	79,245	68,038	32,576	22,744	222	(222)	(161,463)	(115,619)	19,385	(22,138)
Equity-accounted net profit (loss) – continuing	4,205	4,143	–	3,301	1,549	2,061	–	–	15,112	16,884	391	(296)	21,257	26,093
Profit (loss) before tax – continuing													40,642	3,955
Income tax revenue (expense) – continuing													9,951	(9,640)
Profit (loss) after tax from continuing operations													50,593	(5,685)
Profit (loss) after tax from discontinued operations													15,622	(20,844)
Net profit (loss) for the period													66,215	(26,529)
Profit attributed to outside equity interest													21,136	14,163
Net profit attributable to members													45,079	(40,692)
Depreciation and amortisation expense – continuing	20,436	19,876	22,875	4,403	7,236	6,900	169,305	278,408	–	–	2,486	3,205	222,338	312,792
Non-cash expenses other than depreciation – continuing	8,020	(7,754)	(365)	4,917	337	663	928	(2)	–	–	(9,525)	11,141	(605)	8,965
Segment assets	255,230	346,340	577,050	64,044	548,883	542,836	960,040	864,963	68,226	58,024	382,748	350,230	2,792,177	2,226,437
Segment liabilities	62,275	65,151	36,916	859	56,759	60,878	108,024	44,735	43,619	32,279	1,898,833	1,442,152	2,206,426	1,646,054
Equity-accounted investments included in segment assets	10,150	9,025	–	19,828	4,918	6,196	–	–	68,226	58,024	(50)	(248)	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions)	14,968	78,962	19,936	22,339	14,839	9,745	68	1,956	–	–	3,436	5,812	53,247	118,814

	Cinema Exhibition		Theme Parks		Radio		Film Production		Film Distribution		Unallocated		Total	
AMOUNTS EXCLUDING MATERIAL ITEMS & DISCONTINUED OPERATIONS														
Total segment revenue	285,158	282,954	254,811	14,081	250,539	235,022	668,986	928,930	–	–	43,917	47,612	1,503,411	1,508,599
Segment result	13,515	3,379	60,189	4,453	79,245	68,038	28,976	61,769	222	(222)	(154,682)	(109,838)	27,465	27,579
Equity-accounted net profit (loss)	4,205	4,143	–	3,301	1,549	2,061	–	–	15,112	16,884	391	(296)	21,257	26,093
Profit (loss) before tax													48,722	53,672
Income tax revenue (expense)													9,604	(21,947)
Net profit													58,326	31,725
Profit attributed to outside equity interest													21,136	14,163
Net profit attributable to members													37,190	17,562

Notes:

[1] For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution, and the Greece Distribution business unit results are included with the unallocated amounts. The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. For assets, liabilities and equity-accounted investments, the unallocated column also includes amounts relating to discontinued operations. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] excluding material items		Operating result [1] excluding material items		Reported EBITDA excluding material items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Theme Parks	60,189	7,754	39,979	7,830	82,806	17,803
Film Production	28,976	61,769	(55,820)	1,145	29,773	63,040
Film Distribution	15,334	16,662	15,334	16,662	15,334	16,662
Cinema Exhibition	17,720	7,522	13,581	4,342	38,413	27,963
Radio	80,794	70,099	66,888	58,957	87,990	77,658
Other (includes corporate overheads)	(154,291)	(110,134)	(31,240)	(35,264)	(29,551)	(37,220)
Total	**48,722**	**53,672**	**48,722**	**53,672**	**224,765**	**165,906**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Profit from continuing operations before material items and tax	48,722	53,672
Add (Subtract):		
Depreciation and amortisation	222,338	312,792
Film library & other production amortisation	(168,508)	(277,521)
Finance costs – historical cost basis	126,002	92,241
Finance costs – fair value change on derivatives	6,920	(7,890)
Tax on unit trust distributions	--	4,100
Tax on partnership profits	39	1,263
Interest income	(10,748)	(12,751)
Reported EBITDA (before Minority Interests)	**224,765**	**165,906**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 114 *Segment Reporting*. These transactions, which comprise interest income, interest expense and profit or loss on sale of assets have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Cinema Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	29,429	24,710
Asia	5,837	5,660
Europe	4,735	2,789
Total	40,001	33,159

[1] Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

Income Statement

	2007 $A'000	2006 $A'000
Revenue from sale and exploitation of film productions (Note 1)	641,093	903,065
Expenses:		
Amortisation of film production costs (Note 2)	(168,508)	(277,521)
Other film expenses (Note 3)	(448,417)	(562,689)
Amortisation of capitalised borrowing costs (Note 4)	(61,676)	(60,822)
Amortisation of capitalised hedge borrowing costs (Note 5)	(6,618)	5,583
Other	(937)	(1,619)
Net profit (loss) from film exploitation	**(45,063)**	**5,997**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television. Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation.

Note 2:
Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation as a contract cost.

Note 5:
Fair value movements of derivatives directly attributable to the film portfolio are treated as borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year.

Balance Sheet

	2007 $A'000	2006 $A'000
Current assets		
Film library	418,266	235,314
Working capital	171,469	107,703
Non-current assets		
Film library	340,707	473,025
Current liabilities		
Secured borrowings	418,266	235,314
Working capital	98,628	105,372
Non-current liabilities		
Secured borrowings	444,695	507,347

Statement of Cash Flows

	2007 $A'000	2006 $A'000
Net Operating Cash Flows:		
Receipts from customers	575,406	1,009,102
Payments to suppliers and employees (Note 5)	(517,227)	(832,361)
Interest and other costs of finance paid	(56,290)	(57,577)
Net Financing Cash Flows:		
Proceeds from secured borrowings	552,354	526,177
Repayment of secured borrowings	(324,234)	(591,117)

Note 5: Includes film acquisition costs of $320.6 million (2006 $260.3 million).

Basis of financial report preparation

19.1 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:
As advised to the Australian Securities Exchange on 15 August 2007, Village Roadshow Limited ("VRL") has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group.

Consideration for the purchase is $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price will be funded out of VRL's existing cash reserves and undrawn credit facilities.

Upon completion of the transaction, which will be effective from 25 July 2007, RD will be a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be at least partly-franked.

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 134: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 108: Accounting Policies, Changes in Accounting Estimate and Errors).

Voluntary changes in accounting policies
Subsequent to 30 June 2006, the Village Roadshow Limited group ("VRL Group") has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the fair value movements of interest rate derivatives relating to the financing of the film production division. These changes have been applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, therefore opening balances and comparative results have been adjusted accordingly.

(i) Summary of changes:
As advised to the Australian Securities Exchange on 3 January 2007, the VRL Group has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the non-cash fair value movements of interest rate derivatives relating to the financing of the film production division. Previously, these derivatives were marked to market partially through the Income Statement in accordance with AASB 139 Financial Instruments: Recognition and Measurement. These unrealised derivative gains and losses will continue to fluctuate, however by the end of the hedging period will net to zero on a cumulative basis. The fair value movements on these derivatives were not previously recognised in accounting for the Film Production division's half-yearly and annual film portfolio exploitation profit.

Voluntary changes in accounting policies (continued)

(i) Summary of changes (continued):

Gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, continue to be taken directly to net profit or loss for the year in accordance with AASB 139.

Following the change in accounting policy, a component of the fair value movements will now be treated as capitalised borrowing costs and included in the Film Production division's film exploitation profit calculations. The VRL Group believes that this change will provide a more relevant and reliable reflection for the Film Production division results on a half-yearly and annual basis.

In addition, the VRL Group's accounting policy for Borrowing Costs (Note 1(c)(iii) in the 30 June 2006 Annual Report) stated that borrowing costs were expensed as incurred, and that costs attributable to borrowings used to finance capital works were not included in the cost of those works while those works were being completed. This has been clarified to state that borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(ii) Amended accounting policy notes or extracts:

Amended accounting policy notes or extracts incorporating the above changes are detailed below (using the Note references shown in the VRL Group 30 June 2006 Annual Report):

Note 1(c)(iii) Borrowing Costs

Borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

Note 1(c)(xxviii) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the Village Roadshow Limited Group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses – general

All revenue and expenses (except film production costs and capitalised borrowing costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations and divisional overheads.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111 Construction Contracts. The progressive film production amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Voluntary changes in accounting policies (continued)

(ii) Amended accounting policy notes or extracts (continued):

Derivative Financial Instruments and Hedging

Fair value interest rate derivative movements directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. Refer also to Note 1(c)(viii) for the detailed accounting policy on derivative financial instruments and hedging.

Amortisation of Capitalised borrowing costs

The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

(iii) Reconciliation of impact upon financial statements

The reconciliation of the impacts of the accounting policy changes is summarised below.

	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Amortisation of Film Library for the year to 30 June 2006	271,938	277,521
Continuing profit before tax for the year to 30 June 2006	9,538	3,955
Attributable loss after tax for the year to 30 June 2006	(35,109)	(40,692)
Amortisation of Film Library for the year to 30 June 2007	175,126	168,508
Continuing profit before tax for the year to 30 June 2007	34,024	40,642
Attributable profit after tax for the year to 30 June 2007	38,461	45,079
Balance Sheet impacts:		
Accumulated losses as at 1 July 2005	(191,136)	(195,357)
Accumulated losses as at 30 June 2006	(242,232)	(252,036)
Accumulated losses as at 30 June 2007	(301,935)	(305,121)
Total written-down value of Film Library 30 June 2006	718,282	708,339
Total written-down value of Film Library 30 June 2007	778,347	775,805
Earnings per Share ("EPS") impacts		
Basic and diluted EPS for year ended 30 June 2006	(21.96c)	(25.45c)
Basic and diluted EPS for year ended 30 June 2007	25.70c	30.12c

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A (except as disclosed at Item 19.4 above).

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

(a) Contingent Liabilities:
As noted in the 31 December 2006 Half-Year accounts, the following contingent liabilities at 30 June 2007 are materially different from those disclosed in the 30 June 2006 accounts:

(i) Several corporate guarantees for operating lease commitments of associated entities (Note 22(a)(iv)(b) in the 30 June 2006 accounts):

As a result of the sale of the Cinema Exhibition operations in Italy, the contingent liabilities of $116.6m relating to operating lease commitments have ceased.

As noted in the 31 December 2006 Half-Year accounts, other contingent liabilities at 30 June 2006 are not materially different from those disclosed in the 30 June 2006 accounts, including the following matter:

(ii) Claim received from the service company of Mr. Peter Ziegler (Note 22(a)(xi) in the 30 June 2006 accounts):

As advised to the Australian Securities Exchange on 29 January 2007, the Supreme Court of Victoria ruled that all claims against Village Roadshow Limited ("VRL") by Orrong Strategies Pty. Ltd., the company of former executive Peter Ziegler, had failed. In addition, the Supreme Court held that the VRL counterclaim against Mr. Ziegler, Orrong Strategies Pty. Ltd. and another company associated with Mr. Ziegler, Remut Pty. Ltd. should succeed for an amount of approximately $12.0 million.

In April 2007, VRL obtained a judgment against Mr Ziegler and his companies for approximately $16.5 million (including approximately $4.5 million interest). Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal.

Following the judgment, VRL has reduced its provisioning in relation to this matter by $3.6 million ($2.5 million after tax).

(b) Contingent Assets:
Contingent assets are materially different from those disclosed in the 30 June 2006 accounts as follows:

(i) As detailed in Note (a)(ii) above, in April 2007 the Supreme Court held that an amount of approximately $16.5 million should be paid to VRL. Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal.

19.7 All financial results for the years ended 30 June 2007 and 30 June 2006 are in accordance with the requirements of Australian Equivalents to International Financial Reporting Standards (AIFRS), following the change from previous Australian Accounting Standards effective from 1 July 2004.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting

The annual meeting will be held as follows:

Place	Paradise Room, Sea World, Sea World Drive, Main Beach, Queensland 4217
Date	29 November 2007
Time	9.30 a.m.
Approximate date the +annual report will be available	29 October 2007

Shareholder Benefits Record Date

The Record Date for entitlement to the 2008 Shareholder Benefits booklet is close of business on 15 October 2007.

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Standing Interpretations Committee Interpretations or other standards acceptable to ASX.

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐ The +accounts have been audited.

☐ The +accounts have been subject to review.

✓ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: ______________________________ (Company secretary)

Date: 30 August 2007

Print name: PHILIP LEGGO

THE NEW VRL - Delivering The Vision

FULL YEAR RESULT COMMENTARY

For the Year Ended 30th June 2007

THE NEW VRL - OUTLINE

THE NEW VRL

- Delivering the Vision
- The Full Year in Summary
- The Five Businesses
- Strategic Highlights
- Growth

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513


THE NEW VRL
DELIVERING THE VISION

THE NEW VRL - DELIVERING THE VISION

PROGRESS

	VISION →	PLAN →	ONGOING	DELIVERED
Bed down 100% Theme Parks ownership while pursuing sustainable, increased profits				✓
Reward loyal shareholders with special dividends / capital return / buy-backs				✓
Improve transparency and reduce complexity of corporate structure			✓	
Move VRL Board to majority independent Directors				✓
Drive our 5 Businesses			✓	
Growth - our genetic coding			✓	


02
THE FULL YEAR IN SUMMARY

THE NEW VRL - DIVISIONAL PROFITS BEFORE TAX

Profit Before Tax by Division (A$ millions)

	2007	2006	↕ %
Theme Parks	40.0	7.8	413.0
Film Production	(55.8)	1.1	N/A
Film Distribution	15.3	16.7	(8.4)
Cinema Exhibition	13.6	4.3	216.3
Austereo	66.9	59.0	13.4
Other	(31.2)	(35.3)	11.4
[illegible]	[illegible]	[illegible]	[illegible]

THE NEW VRL - OPERATING CASHFLOWS

Reconciliation of EBITDA to Operating Cashflows as at June 07 (A$ millions)				
	EBITDA	Working Capital	Interest / Tax	Operating Cashflow
Theme Parks	82.8	5.6	(20.0)	68.4
Film Production	29.8	(173.3)	(79.9)	(223.4)
Film Distribution	15.3	(15.3)	0.0	0.0
Cinema Exhibition	38.4	20.5	(5.5)	53.4
Austereo	88.0	(4.6)	(26.0)	57.4
Other	(29.5)	2.8	(1.1)	(27.8)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Note: Film Production working capital includes acquisition of films $320.6 million.

THE NEW VRL -
DEBT ACROSS THE GROUP

Debt Profile (A$ millions)

	June 2007	June 2006
On Balance Sheet Debt		
Theme Parks (2006 100% like for like $122.0)	332.0	0.0
Production	1,041.6	938.0
Exhibition	92.5	92.4
Austereo	232.7	188.4
Other	3.1	26.4
[illegible]	[illegible]	[illegible]
Cash On Hand	(169.7)	(176.2)
[illegible]	[illegible]	[illegible]
Off Balance Sheet Debt		
Theme Parks	0.0	61.0
Distribution	25.0	12.5
[illegible]	[illegible]	[illegible]

03

THEME PARKS

THEME PARKS PERFORMANCE SUMMARY

VRL is the largest Theme Park owner/operator in Australia

Theme Parks Results *(A$ millions)*			
	Reported		100%
	2007	2006	2006
EBITDA	**82.8**	**17.8**	**54.6**
Depreciation & Amortisation	**(22.9)**	**(4.5)**	**(17.6)**
Interest	**(19.9)[1]**	**(0.3)**	**(7.4)**
Tax incl in Pre Tax Profits	**0**	**(5.2)**	**0**
Profit before Tax	[illegible]	[illegible]	[illegible]

(1) Interest increased due to debt funding

THEME PARKS HIGHLIGHTS

- Theme Parks enjoyed their most profitable year since inception
- Wet 'N' Wild passed the 1 million patrons mark for the first time
- Australian Outback Spectacular was an outstanding success in its 1st full year of operations
- New attractions and rides for FY08
  - Sea World
    - Seasame Street live show opening September
  - Wet 'N' Wild
    - Surfrider





04 FILM PRODUCTION

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

PRODUCTION PERFORMANCE SUMMARY

Film Production Results (A$ millions)			
	2007	2006	↕ %
Reported EBITDA	29.8	63.0	(52.7)
Depreciation & Amortisation	(0.8)	(0.9)	11.1
Interest (inc P Note)	(84.8)	(61.0)	(39.0)
Profit Before Tax	[illegible]	[illegible]	[illegible]

PRODUCTION HIGHLIGHTS

- *Happy Feet;*
  - Almost US$400m in cinema business
  - Academy Award for Best Animated Feature Film
  - Austalia's biggest selling DVD ever (437,000 copies in first 9 weeks of release)
- Run of very disappointing releases - portfolio business
- Portfolio 1 has unbooked profits estimated at around $25 million still to be booked
- Portfolio 2 closed out after 10 films together with settlement of Warner profit true up crystallizes loss of $45 million
- Portfolio 3 to include;
  - *The Brave One* (Jodie Foster)
  - *I Am Legend* (Will Smith)
  - *Speed Racer* (The Wachowski Bros.)
  - *Get Smart* (Steve Carell)
- VRL has co-produced Australian production -*Rogue*


JODIE
FOSTER
THE
BRAVE
ONE


WILL SMITH
THE LAST MAN
ON EARTH
IS NOT
ALONE


05
FILM DISTRIBUTION

DISTRIBUTION PERFORMANCE SUMMARY

VRL moved to 100% ownership of Roadshow on 15th August 2007.

Film Distribution Results (A$ millions)				
	2007(1)	2007	2006	↕ %
Underlying EBITDA	**45.1**	**15.3**	**16.7**	**(8.4)**
Depreciation & Amortisation	**(1.6)**	**-**	**-**	
Interest	**(1.2)**	**-**	**-**	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tax	**(13.1)**	**-**	**-**	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(1) Restated for 100% ownership - which occurred in mid August 2007


06
CINEMA EXHIBITION

EXHIBITION PERFORMANCE SUMMARY

Cinema Exhibition Results (A$millions)

	2007	2006	↕ %
Australia (incl H/O)	29.4	24.7	19.1
Singapore	3.4	4.0	(15.2)
Greece	4.1	2.6	57.7
Other	1.5	(3.3)	N/A
Total Reported EBITDA	38.4	28.0	37.1
Depreciation & Amortisation	(20.4)	(20.0)	(2.0)
Interest	(4.4)	(3.7)	(18.9)
Result Before Tax [illegible]	[illegible]	[illegible]	[illegible]

(1) *Before Material One-off Items and Discontinuing Operations*

EXHIBITION HIGHLIGHTS

- An exceptional slate of movies in the second half, including;
    - *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean - At World's End* and *Fantastic 4 - The Rise of the Silver Surfer*
- Greece transitioned from old style cinemas to the new "Village concept"
    - Closed Salonika
    - Maroussi "old site" sale completing September 2007
- Successfully finalised exits from non core territories of Italy and NZ






07
AUSTEREO

AUSTEREO PERFORMANCE SUMMARY

Austereo Results (A$ million)			
	2007	2006	↕ %
Reported EBITDA	88.0	77.7	13.3
Depreciation & Amortisation	(7.2)	(6.9)	(4.3)
Interest	(13.9)	(11.8)	(17.8)
[illegible]	[illegible]	[illegible]	[illegible]
Tax	(20.5)	(18.4)	(11.4)
[illegible]	[illegible]	[illegible]	[illegible]
Dividend to VRL (1)	15.7	18.6	(15.6)

(1) Dividend amount reduced from the prior corresponding year due to decrease in the number of shares owned by VRL

AUSTEREO HIGHLIGHTS

- Increased profitability from prior years (PBT up almost 14% in a highly competitive market)
- Profitability increase delivered from;
  - Continued high ratings across every under 54 audience demographic
  - No.1 stations in Sydney, Melbourne, Perth, Newcastle & Canberra
  - No. 2 in Brisbane
  - No. 3 in Adelaide
  - Extremely high advertiser retention rates
- First in on-line radio category
- EPS increase 17%






08
STRATEGIC HIGHLIGHTS

THE NEW VRL STRATEGIC HIGHLIGHTS

- Moved to 100% ownership of Theme Parks
- Dividend declared, to be paid December 2007
- Favourable findings on Ziegler legal claims
- Exited underperforming Exhibition territories
- Increased strategic ownership in Sydney Aquarium from 15% to 19.9%

THE NEW VRL
ROADSHOW DISTRIBUTION

- Moved from 50% to 100% ownership of Roadshow Film Distributors
  - Purchase price net A$95 million
  - Earnings per share positive
  - Access to strong free cash flows
  - Improves transparency of group results
  - Long term distribution agreements and relationships underpinning the business remain in place


09
THE NEW VRL
GROWTH

GROWTH
CONTINUED FOCUS ON CORE COMPETENCIES

- Theme Parks
  - In 5 years will be overwhelmingly our biggest business
  - <u>Major initiatives under investigation</u>
  - My Fun website
- Radio
  - Online radio
  - iPod downloads
- Roadshow
  - Australian film production - Govt rebates
  - Theatrical & TV

GROWTH
CONTINUED FOCUS ON CORE COMPETENCIES

- Exhibition
  - Gold Class USA – first mover advantage, but with experience
  - 12 sites signed
  - Construction commenced
  - 40 sites targeted
  - New lifestyle centres/monopolies
  - First site opens May 2008 in Redmond, Washington

GROWTH
MY FUN

- My Fun will be the new digital brand and position Village Roadshow as a leader in digital entertainment across Australia
- Our market research has shown that
  - 93% of consumers utilise the internet to plan holidays
  - 36% of consumers prefer to purchase tickets online
- My Fun web site launches this September and will initially focus on our Theme Parks
- My Fun will become a leading entertainment web site in 2007/08
  - Expect major ticket sales for both theme parks and cinemas
  - Expectations of rapid expansion


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